UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM SD
Specialized Disclosure Report
________________

GREIF, INC.
(Exact name of registrant as specified in its charter)
________________

Delaware (State or other jurisdiction of incorporation or organization)	001-00566 (Commission fie number)
425 Winter Road, Delaware, Ohio (Address of principal executive offices)	43015 (Zip Code)

Dennis Hoffman        (740) 549-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – CONFLICT MINERALS DISCLOSURE

Greif, Inc. (the “Company,” “Greif,” “we,” “us,” “it” or “our”) evaluated its current product lines as required by Rule 13p-1 under the Securities Exchange Act of 1934, and our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Item 1.01: Conflict Minerals Disclosure and Report

Greif is a global leader in industrial packaging products and services. The Company produces steel, plastic, and fiber drums, intermediate bulk containers, reconditioned containers, jerrycans and other small plastics, uncoated recycled paperboard, coated recycled paperboard, tubes and cores, and a diverse mix of specialty products. The Company also manufactures packaging accessories and provides filling, packaging, and other services for a wide range of industries. The Company is strategically positioned in over 35 countries to serve global as well as regional customers.

Certain of the Company’s operations manufacture products in which tin, tantalum, tungsten, and/or gold may be necessary to the functionality or production of those products.

Conflict Minerals Disclosure

A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) can be found publicly on our internet website at: https://www.greif.com/code-of-conduct. The information contained on Greif's website is not part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01: Resource Extraction Issuer Disclosure Report

Not applicable.

Section 3 - EXHIBITS

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Conflict Minerals Report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 28, 2026	By: /s/ Kim Kellermann
Kim Kellermann Chief Operations Officer